

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2021

Jeremy Frommer
Co-Chief Executive Officer
Creatd, Inc.
2050 Center Avenue Suite 640
Fort Lee, NJ 07024

> **Re: Creatd, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 23, 2021**
> **File No. 333-258995**

Dear Mr. Frommer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services